ATCO
GROUP

Corporate Office

05006572

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

March 8, 2005

SUPPL

SEC MAIL PROCESSING RECEIVED MAR 17 2005 WASH. D.C. 213 SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 8, 2005 for symbol ACO.NV.X
- Corporation's Form 1, filed March 8, 2005 for symbol ACO.Y
- Corporation's Form 1, filed March 8, 2005 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

dlw 3/21

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 10:52:51
Last Updated:	03/08/2005 10:52:43

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	3,492,702	As at :	02/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-1,500		
Issued & Outstanding Closing Balance :	3,491,202		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2005	Conversion (General)	-1,500
Totals		-1,500

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 10:52:02
Last Updated:	03/08/2005 10:51:30

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	26,453,580	As at :	02/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	1,500		
Issued & Outstanding Closing Balance :	26,455,080		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2005	Conversion (General)	1,500
Totals		1,500

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 10:50:29
Last Updated:	03/08/2005 10:49:40